Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended
	June 25, 2006	June 26, 2005	June 27, 2004	June 29, 2003	June 30, 2002
Computation of Earnings
Pre-tax loss from continuing operations	$(15,896)	$(33,221)	$(69,262)	$(18,680)	$(4,585)
Minority interests	—	(530)	(6,430)	4,769	—
(Income) loss in equity affiliates	(825)	(6,938)	6,877	(10,728)	1,659
Fixed charges	19,562	20,995	19,142	20,186	23,397
Distributed income from equity affiliates	1,770	6,905	1,079	11,749	861

Earnings	$4,611	$(12,789)	$(48,594)	$7,296	$21,332

Computation of Fixed Charges
Interest expense	$19,247	$20,575	$18,698	$19,736	$22,948
Interest within rental expense	315	420	444	450	449

Fixed charges	$19,562	$20,995	$19,142	$20,186	$23,397

Ratios of Earnings to Fixed Charges(1)	—	—	—	—	—

(1)	The ratio of earnings to fixed charges was less than one-to-one coverage for all periods presented. Earnings were insufficient to cover fixed charges by $15.0 million, $33.8 million, $67.7 million, $12.9 million and $2.1 million, respectively in fiscal years 2006, 2005, 2004, 2003 and 2002.